UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013.

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant's name into English)

15 Ha-Melacha Street, Afek Industrial Park, Rosh Haayin 4809136, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]      No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the "Companies Law"), Alvarion Ltd. ("Alvarion" or the "Company") hereby notifies its shareholders that it will hold its 2013 annual general meeting of shareholders (the "Meeting") on Thursday, August 1, 2013 at 4:00 P.M. Israel time. The record date for the determination of the holders of Alvarion's ordinary shares, nominal value NIS 0.10 per share ("Ordinary Shares"), entitled to vote at the Meeting is Tuesday, July 2, 2013.

At the Meeting, Alvarion's shareholders will be asked to vote on the following:

(1) Reelection to the Company's Board of Directors of Mr. Amnon Yacoby for a term expiring at the Company's Annual General Meeting of Shareholders in 2016, or until his earlier resignation or removal.

(2) Election to the Company's Board of Directors of Mr. Barry Ben-Zeev (Woolfson) and Ms. Smadar Shilo as External Directors, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and approval of the terms of their compensation.

(3) Approval of the compensation policy of Alvarion, in accordance with the requirements of the Companies Law.

(4) Approval of the terms of the compensation to be paid to the Company's interim Chief Executive Officer and President, Mr. Assaf Katan.

(5) Approval of an amendment to Alvarion's Articles of Association (as amended) that increases the number of ordinary shares that Alvarion is authorized to issue from 12,008,000 ordinary shares to 17,000,000 ordinary shares and a corresponding increase in the share capital of Alvarion from NIS 1,200,800 to NIS 1,700,000.

(6) Approval of the reappointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2013 and until the Company's next Annual General Meeting of Shareholders, and the authorization of the Board of Directors and/or its Audit Committee to fix the annual compensation of such accounting firm.

The Board of Directors of Alvarion recommends that Alvarion' shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least 33.33% of Alvarion's voting rights will constitute a quorum at the Meeting. In the absence of a quorum within one hour of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, August 8, 2013 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof). In addition, the approval of each of proposals 2, 3 and 4 requires the approval of a special majority, such that either:

· the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal, that are voted at the meeting, excluding abstentions; or

· the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In accordance with the regulations under the Companies Law, Alvarion is publishing a Hebrew language version of the notice of the Meeting in Israeli newspapers on June 27, 2013. Soon thereafter, Alvarion will provide to its shareholders a proxy statement describing the above proposals, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Company on June 27, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD. (Registrant)
Date: June 27, 2013	/s/ AVI STERN Avi Stern Chief Financial Officer